CONSENT of AUTHOR

TO:        British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Quebec)

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

The Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities (Newfoundland & Labrador)

U.S. Securities and Exchange Commission

Dears Sirs/Mesdames:

I consent to the Updated Internal Mineral Reserve and Resource Estimates of the Guanacevi Mine, the Bolanitos Mine, the El Cubo Mine, the El Compas Mine, and the disclosure of the Parral Exploration Project and the Guadalupe y Calvo Exploration Project and related information contained in, or incorporated by reference in, the Annual Information Form dated March 5, 2019, the Company’s Short Form Base Shelf Prospectus dated April 10, 2018 and the Prospectus Supplement dated June 13, 2018 thereto, the Annual Report of the Company on Form 40-F for the fiscal year ended December 31, 2019, the Registration Statement on Form F-10 (File No. 333- 223560) of Endeavour Silver Corp. (collectively the “Disclosure Documents”).

The undersigned hereby consents to:

(a) being named directly or indirectly in the Disclosure Documents; and

The undersigned hereby confirms that:

(i) the undersigned has read the Disclosure Documents, including Updated Internal Mineral Reserve and Resource Estimate of the Guanacevi Mine, the Bolanitos Mine, the El Cubo Mine, El Compas Mine, and disclosure of the Parral Exploration Project and the Guadalupe y Calvo Exploration Project in the Disclosure Documents or incorporated by reference therein;

(ii) the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Disclosure Documents.;

Dated this 5th day of March, 2020

“signature” {signed}
________________________________________
Godfrey Walton, M.Sc, P.Geo,
President and COO
Endeavour Silver Corp.